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                                Steven L. Siskind
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                            New York, New York 10022
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April 18, 2005

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Re: Parallel Technologies, Inc.
    Commission File No. 000-19276
    Form 10-SB
    Filed March 24, 2005

Dear Madam/Sir:

I am counsel to Parallel Technologies, Inc. (the "Company"). On behalf of my client and pursuant to instructions from the Commission, I hereby request that the withdrawal filed March 24, 2005, of the company's Registration Statement on Form 10-SB, which Registration Statement was filed as March 15, 2005, be rescinded and hereby request reinstatement of the said Registration Statement as of the original date of filing.

Very truly yours,

/s/ Steven L. Siskind
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Steven L. Siskind